

Raven Johnson Business Systems Manager - Legacy Mutual Mortgage

Runner City has earned my support by displaying versatility and adaptability in a time of adversity and by meeting the enormous demand of both sides of the errand transaction in a fresh way. I have witnessed the success of this local venture and its unique contributions to the community by eliminating fee-gouging third-party delivery apps and connecting runners directly with those in need of services. By expanding this service outside of its birthplace, there is no limit to its potential nor its community impact. Runner City's founders are dedicated and savvy businesspeople with unique insight who also lead humanitarian efforts in the communities they service. With my investment, I'm helping people who help people who help people, and the impact goes on and on. Runner City has proven that you can connect errand runners with those who need errands without scraping huge fees off the top AND be successful while doing it, and that's why I'm proud to invest in Runner City.

Invested $22,000 this round

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